UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment 1)

Under the Securities Exchange Act of 1934*

WiMi Hologram Cloud Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

97264L100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (“ADS”) of the Issuer. Each ADS represents two Class B ordinary shares.  No CUSIP has been assigned to the Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

	CUSIP No. 97264L100

	1. Names of Reporting Persons. Sensefuture Holdings Limited
	2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	7,996,000
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	7,996,000
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	7,996,000
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	5.2%[1]
	12. Type of Reporting Person CO

[1]

Percentage of ownership of Class B ordinary shares herein is calculated based on a total of 153,300,513 Class B ordinary shares of the Issuer outstanding as of December 31, 2021, based on information provided by the Issuer.

	CUSIP No. 97264L100

	2. Names of Reporting Persons. Shanghai Sheng Can Jin Management Consulting Co., Ltd.
	2. Check the Appropriate Box if a Member of a Group (c) ☐ (d) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	7,996,000
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	7,996,000
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	7,996,000
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	5.2%[2]
	12. Type of Reporting Person CO

[2]

Percentage of ownership of Class B ordinary shares herein is calculated based on a total of 153,300,513 Class B ordinary shares of the Issuer outstanding as of December 31, 2021, based on information provided by the Issuer. The Class B ordinary shares beneficially owned by the Reporting Person are held of record by Sensefuture Holdings Limited, which is a wholly-owned subsidiary of the Reporting Person.

	CUSIP No. 97264L100

	3. Names of Reporting Persons. Xinjiang Sheng Shi Can Jin Investment Partnership (Limited Partnership)
	2. Check the Appropriate Box if a Member of a Group (e) ☐ (f) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	7,916,040
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	7,916,040
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	7,916,040
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	5.2%[3]
	12. Type of Reporting Person PN

[3]

Percentage of ownership of Class B ordinary shares herein is calculated based on a total of 153,300,513 Class B ordinary shares of the Issuer outstanding as of December 31, 2021, based on information provided by the Issuer. The Class B ordinary shares beneficially owned by the Reporting Person are held of record by Sensefuture Holdings Limited, which is wholly owned by Shanghai Sheng Can Jin Management Consulting Co., Ltd., and the Reporting Person is a 99% shareholder of Shanghai Sheng Can Jin Management Consulting Co., Ltd.

Schedule 13G/A

CUSIP 97264L100

ITEM 1.

(a) Name of Issuer: WiMi Hologram Cloud Inc.

(b) Address of Issuer's Principal Executive Offices: #101 A, No. 6 Xiaozhuang Road, Chaoyang District, Beijing, People’s Republic of China

ITEM 2.

(a)  Name of Person Filing:

Sensefuture Holdings Limited

Shanghai Sheng Can Jin Management Consulting Co., Ltd.

Xinjiang Sheng Shi Can Jin Investment Partnership (Limited Partnership)

(b)  Address of Principal Business Office, or if None, Residence:

Sensefuture Holdings Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Shanghai Sheng Can Jin Management Consulting Co., Ltd.: Building 8, No. 1098 Chuansha Road, Pudong New District, Shanghai, People’s Republic of China

Xinjiang Sheng Shi Can Jin Investment Partnership (Limited Partnership): #2015-781 Cyberport Building, No. 258 Gaoxin Street, Urumqi High-Tech Industrial Development Zone, Xinjiang, People’s Republic of China

(c)  Citizenship:

Sensefuture Holdings Limited: British Virgin Islands

Shanghai Sheng Can Jin Management Consulting Co., Ltd.: People’s Republic of China

Xinjiang Sheng Shi Can Jin Investment Partnership (Limited Partnership): People’s Republic of China

(d) Title of Class of Securities: Class B ordinary shares, par value US$0.0001 per share, of the Issuer

(e)  CUSIP Number: 97264L100

CUSIP number 97264L100 has been assigned to the ADS of the Issuer. Each ADS represents two Class B ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b) Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2022

Sensefuture Holdings Limited

	By:	/s/ Xinjiang Ning
		Name:	Xinjiang Ning
		Title:	Director

Shanghai Sheng Can Jin Management Consulting Co., Ltd.

	By:	/s/ Xinjiang Ning
		Name:	Xinjiang Ning
		Title:	Director

Xinjiang Sheng Shi Can Jin Investment Partnership (Limited Partnership)

	By	/s/ Xinjiang Ning
		Name:	Xinjiang Ning
		Title:	Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement